HEALTHWAY SHOPPING NETWORK, INC.
8895 North Military Trail, Suite 203B
Palm Beach Gardens, Fl 33410

January 19, 2011

H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N. E. Washington, D.C. 20549-8561

Re:	Healthway Shopping Network, Inc. (the “Company”)
Registration Statement on Form S-1 (Amendment 5)
File No. 333-166983

Dear Mr. Owings:

We are in receipt of your correspondence dated January 5, 2011, with respect to the above-referenced filing.  For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Sales Forecast and Proforma of Product Sales, page 7

1.  Pursuant to question 1 we have changed Proforma  of Product Sales to projections. We have also included in detail through research a basis of our projections as it relates to market studies.

Business, page 17

2.  Healthway Shopping Network registration document has been revised to state the current status of  Healthway Shopping Network. The Company is currently marketing and promoting Ge-Veggie Food Plus and other products through its e-commerce website at www.healthwayshoppingnetwork.com .  In addition this document has been modified to clarify  that Healthway Shopping Network selects products that are all natural to ensure the safety of the end user as well as meet their nutritional needs. Healthway Shopping Network will not produce products that are intended to replace multi-course meals.

3.  We have modified in our registration document that Healthway Shopping Network has not set up a Television Shopping Channel.

Description of Property, page 24

4.  We have modified in the registration document that we do not own our current office space. We lease our current office space.

Financial Statements, page 32

5-7  We will comply with your request regarding items 5,6,7.

Undertakings, page 46

8. We have revised in the registration document and removed any references that relates to “small business issuer.”

Signatures, page 48

In the registration document we have modified and added Director to Cleveland Gary on the signature page.

10. We modified Cleveland Gary as Director on page 57 (Signatures page) in both instances where Cleveland Gary as Director is noted.

Should you have any questions, please do not hesitate to contact me.

Very truly yours,

Cleveland Gary, Chief
Executive Officer
Healthway Shopping Network, Inc.